Exhibit 99.2

AURINIA PHARMACEUTICALS INC.

Report of Voting Results

This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual general meeting of Aurinia Pharmaceuticals Inc. (the “Company”) held on May 26, 2015.

Description of Matter	Outcome of Vote

Resolution to elect the management nominees as directors of the Company.	All nominees proposed by management were elected to serve as directors of the Company until its next annual general meeting.

Details of the voting by proxy are as follows:

Name	Votes in Favour	Votes Withheld
Richard Glickman	16,797,775 (85.45%)	2,859,107 (14.55%)
Stephen W. Zaruby	16,685,213 (84.88%)	2,971,669 (15.12%)
Benjamin Rovinski	19,655,289 (99.99%)	1,593 (0.01%)
Charles A. Rowland Jr.	19,655,369 (99.99%)	1,513 (0.01%)
David R.W. Jayne	19,655,338 (99.99)	1,544 (0.01%)
Gregory M. Ayers	19,655,343 (99.99%)	1,539 (0.01%)
Hyuek Joon Lee	19,654,362 (99.99%)	2,520 (0.01%)

Resolution to appoint PricewaterhouseCoopers LLP, Chartered Accountants as auditors of the Company until its next annual general meeting, at a remuneration to be fixed by the directors.	Resolution passed by requisite majority. Details of the voting by proxy are as follows: Total shares voted in favour: 22,019,154 (97.45%) Total shares withheld: 576,303 (2.55%)

DATED this 27th day of May, 2015

AURINIA PHARMACEUTICALS INC.

By:	Signed:	“Stephen W. Zaruby”
	Name:	Stephen Zaruby
	Title:	President and Chief Executive Officer